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                                                              Exhibit 99.(a)(10)


                              DANAHER CORPORATION
                    2099 Pennsylvania Avenue, NW, 12th Floor
                          Washington, D.C.  20006-1813


                                                       TELEPHONE (202) 828-0850
                                                       TELECOPIER (202) 828-0860



FOR IMMEDIATE RELEASE                       CONTACT:   PATRICK W. ALLENDER
                                                       CHIEF FINANCIAL OFFICER
                                                       (202) 828-0850


                    DANAHER CORPORATION EXTENDS TENDER OFFER

              FOR LIFSCHULTZ INDUSTRIES, INC. THROUGH JUNE 20, 2001
________________________________________________________________________________


  Washington, D.C., June 20, 2001 - Danaher Corporation (NYSE:DHR) announced today that it is extending its tender offer for outstanding shares of Lifschultz Industries, Inc. (NASDAQ:LIFF) common stock from the prior expiration date of midnight on Tuesday, June 19, 2001 to midnight on Wednesday, June 20, 2001. Accordingly, the tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 20, 2001, unless Danaher further extends the tender offer. According to a preliminary count by the depositary for the offer, there were tendered and not withdrawn 948,161 shares as of 12:00 midnight on June 19, 2000 (including 17,486 shares listed on notices of guaranteed delivery received by the depositary), representing approximately 84.02% of the shares of Lifschultz common stock currently outstanding.

  Danaher is extending the offer so that more than 90 percent of the shares of Lifschultz common stock may be validly tendered and not withdrawn prior to the expiration of the offer. If that occurs, Danaher will be able to use the expedited procedures available under Delaware law for a merger with a 90 percent-owned subsidiary.

  Lifschultz engages, through its wholly-owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly-owned subsidiary, Calorimetry Sciences Corporation, in the development, manufacturing, and marketing of scientific and industrial calorimetry instrumentation and industrial temperature calibration equipment.

  Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)

     This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that has been filed by Danaher, and the solicitation/recommendation statement that has been filed by Lifschultz, with the Securities and Exchange Commission ("SEC") and mailed to stockholders. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders can obtain these statements, as well as other filings containing information about Danaher and Lifschultz, without charge,
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at the SEC's internet site (www.sec.gov). Copies of the tender offer statement and related materials may also be obtained for free by directing such requests to Danaher's Corporate Secretary. The solicitation/recommendation statement and related materials may also be obtained for free by directing such requests to Lifschultz's Investor Relations department.

     Statements in this document that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the companies' respective SEC filings.